RULE 424(b)(3)

                                                 SEC FILE NO: 333-26443



                       STICKER SUPPLEMENT TO PROSPECTUS OF

                              MCKESSON CORPORATION



      The sole purpose of this Supplement dated September 30, 1998 is to replace the first two paragraphs set forth under the caption "Rights Plan"

 in the Prospectus dated June 18, 1997 (the "Prospectus") of McKesson

 Corporation.  This Supplement is part of, and must be read in conjunction with, the Prospectus.  Capitalized terms used in this Supplement have the meanings set forth in this Supplement or the Prospectus.



      RIGHTS PLAN



           Pursuant to the Company's Rights Agreement (as defined below),

      the Board declared a dividend distribution of one right (a "Right")

      for each outstanding share of Common Stock to stockholders of record of the Company at November 1, 1994 (the "Record Date").  As a result of the two-for-one stock split effective January 2, 1998, each share of Common Stock has attached to it one-half of a Right.  Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Junior

      Participating Preferred Stock (the "Series A Preferred Stock") at a

      purchase price of $100 per unit.  The Rights expire on October 21,

      2004, unless redeemed earlier by the Board.  The terms of the Rights are set forth in a Rights Agreement between the Company and a Rights

      Agent (the "Rights Agreement"), a copy of which is filed with the

      Commission.  The following summary outlines certain provisions of the

      Rights Agreement and is qualified by reference to the full text of the

      Rights Agreement.



           The Rights are attached to all Common Stock certificates

      representing shares outstanding at the Record Date and shares issued between the Record Date and the Distribution Date (as hereinafter defined), and no separate rights certificates (the "Rights

      Certificates") have been distributed.  The Rights will separate from the Common Stock, separate Rights Certificates will be issued and a distribution date (the "Distribution Date") will occur upon the earlier to occur of (i) ten business days following the date of a public announcement that there is an Acquiring Person (as defined below) (such date, the "Stock Acquisition Date"), (ii) ten business days (or such later date as the Board may determine) following commencement of a tender or exchange offer that would result in the offeror beneficially owning 15% or more of the Common Stock or (iii)

      ten business days after the Board determines that the ownership of 10%

      or more of the Company's outstanding Common Stock by a person is (A)

      intended to cause the Company to repurchase the Common Stock beneficially owned by such person or (B) is causing, or is reasonably likely to cause, a material adverse impact on the Company.